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13011828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquid Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 2300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher I. Mates 312-345-2110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Christopher I. Mates**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liquid Capital Securities LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Nancy J. Simenson
Notary Public Feb. 22, 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Manager
Liquid Capital Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Liquid Capital Securities, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquid Capital Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 19, 2013

Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	433,826
Receivable from clearing broker		51,795
Due from affiliates		32,680
Other assets		3,310
Total assets	$	521,611
Liabilities and Members' Deficit		
Liabilities		
Accounts payable and accrued expenses	$	25,588
Liabilities subordinated to claims of general creditors		1,110,000
Members' deficit		(613,977)
Total liabilities and members' deficit	$	521,611

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Liquid Capital Securities, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also an Introducing Broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was organized as a limited liability company on July 23, 2007, in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement. On May 7, 2009, the Company was accepted as a member of FINRA.

The Company has suffered recurring losses and negative cash flows from operations during the past two years, which has raised substantial doubt about the entity's ability to continue as a going concern. On February 4, 2011, the Company ceased its business of providing execution services for institutional clients including other broker-dealers. The Company's management intends to restructure the main operations of the execution-only business in its Chicago headquarters. The members intends and are able to contribute additional capital and extend the existing subordinated borrowing agreements if deemed necessary to continue operations.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation limit. However, the Company does not believe it is exposed to significant credit risk.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method over an estimated useful life of two years. Furniture is depreciated using the straight-line method over an estimated useful life of four years and leasehold improvements are amortized using the straight-line method over shorter of the life of the lease or an estimated useful life of four years.

Interest: Interest income and expense is recognized on an accrual basis.

Foreign exchange translation: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at month-end rates. Gains or losses resulting from foreign currency translations are included in other expense.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members separately account for their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Note 3. Receivable from Clearing Broker

Receivable from clearing broker represents cash of $51,795, $50,000 of which is required to be maintained in accordance with the Company's clearing broker agreement.

Note 4. Liabilities Subordinated to Claims of General Creditors

The Company has two subordinated borrowing agreements with the two Members in the aggregate original amount of $1,000,000. The subordinated borrowings bear interest at 3 percent and are scheduled to mature on April 30, 2015. As of December 31, 2012, interest payable totaling $110,000 is included in the outstanding balance of liabilities subordinated to claims of general creditors.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule and qualify as equity capital up to one year before the scheduled maturity date (currently April 30, 2015) as such term is defined for regulatory purposes. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 7).

Note 5. Related-Party Transactions

The Company was charged for various supplier expenses paid on behalf of the Company by the affiliated entities.

Liquid Capital Markets, LLC (LCM), an affiliated entity by common ownership, shares salary expenses with the Company. As of December 31, 2012, $32,580 was owed to the Company for such expenses and included in due from affiliates on the statement of financial condition. LCM also guarantees the Company up to $2,500,000 of any potential customer claims. Also $100 was owed to the Company from Liquid Capital Securities Ltd, an affiliated entity by common ownership, for expenses paid and is included in due from affiliates on the statement of financial condition.

Note 6. Contingencies and Indemnifications

During the year, the Company assigned a sub-lease agreement to a third party. The Company is contingently liable for the sub-lease should the assignee default on their obligations to the landlord. The total minimum annual rentals under this sub-lease are $366,495 for 2013 and 2014 and $183,248 for 2015. As a result of the assignment, the Company no longer has a lease termination liability.

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $103,869, which expires August 2015. In connection with the assignment of the sub-lease, the Company delivered an unconditional and irrevocable letter of credit to the assignee in the amount of $161,000, which expired December 16, 2012. Cash at bank of $270,340 collateralizes the letters of credit.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $189,693 and $5,000, respectively. The Company's ratio of aggregate indebtedness to capital was 0.13 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement under Regulation 1.17 is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. At December 31, 2012, the Company's net capital of $189,693 exceeded the required net capital under Regulation 1.17 by $144,693.

Note 8. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, and has determined that there are no subsequent events that require disclosure.